Exhibit 99.1

Brera Holdings Announces Control Transaction and Re-Branding Of Mongolian Premier League Team As Brera Ilch FC

Bringing the Brera brand to Asia, adding a third continent to its successful football clubs in Europe and Africa

DUBLIN and MILAN, Oct. 03, 2023 (GLOBE NEWSWIRE) -- Brera Holdings PLC (“Brera Holdings”, “Brera” or the “Company”) (Nasdaq: BREA) announced that its wholly-owned subsidiary Brera Milano S.r.l. (“Brera Milano”) has assumed control of Mongolia’s Bayanzurkh Sporting Ilch FC (“Bayanzurkh FC”), and is moving forward with the rebranding as “Brera Ilch FC”.

Bayanzurkh FC, located in Mongolia’s capital Ulaanbaatar, was founded in 2020 and was recently promoted to the Mongolian National Premier League, the top-tier professional football league of Mongolia. Brera Milano intends to manage Bayanzurkh FC’s sports activities beginning immediately prior to the resumption of the football season in March 2024.

This latest move brings the Brera brand to Asia, adding a third continent to its currently top-ranked Brera teams in Europe and Africa. Brera Strumica in the North Macedonian First Division and Brera Tchumene in Mozambique’s Second Division are both in the top tier positions in their respective leagues.

“The Bayanzurkh FC operation has a strong cultural and media value for Brera, along with the Company’s sporting goals. Mongolia is a fascinating destination, and we are experiencing enormous enthusiasm around our arrival, which has already led to several sponsorship agreements,” said Brera FC General Manager, Federico Pisanty, while in Ulaanbaatar.

“This partnership is a major milestone for Mongolian football. Brera’s investment is a testament to their belief in the potential of our sport and our country. I am confident that this partnership will help us to take Mongolian football to the next level. I am excited to see what the future holds for our sport,” said Mongolian Football Federation General Secretary, Mr. Tovuukhorol Dagvadorj.

“As we embark on this exciting journey in Mongolia, we are proud to bring the Brera brand to Asia, marking a significant expansion of our successful football clubs across three continents: Europe, Africa, and now Asia. This move is a testament to our commitment to the global football community and our belief in the potential of Mongolian football. Together with the people of Mongolia, we look forward to a bright and successful future for Brera Ilch FC,” said Pierre Galoppi, Chief Executive Officer of Brera Holdings.

Mr. Myagmarjav Ganbaatar, Mongolian Football Federation Board Member; Mr. Tovuukhorol Dagvadorj, Mongolian Football Federation General Secretary; Federico Pisanty, Brera Football Club General Manager; Ala Ramadan, Brera FC Ilch Country Manager

ABOUT BRERA HOLDINGS PLC

Brera Holdings PLC (Nasdaq: BREA) is focused on expanding its social impact football (American soccer) business by developing a global portfolio of emerging football and other sports clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football- and sports-related consulting services. The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company in 2022. Brera FC, known as “The Third Team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. In March 2023, the Company expanded to Africa with the establishment of Brera Tchumene FC, a team admitted to the Second Division League in Mozambique, a country of nearly 32 million people. In April 2023, the Company acquired 90% of the European first division football team Fudbalski Klub Akademija Pandev in North Macedonia, a country with participation rights in two major Union of European Football Association (“UEFA”) competitions. On July 31, 2023, the Company completed the acquisition of a majority ownership in the Italian Serie A1 women’s professional volleyball team UYBA Volley S.s.d.a.r.l. The Company is focused on bottom-up value creation from undervalued sports clubs and talent, innovation-powered business growth, and socially-impactful outcomes. See www.breraholdings.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football and other sports teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

CONTACT INFORMATION:

FOR MEDIA AND INVESTOR RELATIONS

Pierre Galoppi, Chief Executive Officer

Brera Holdings PLC

pierre@breraholdings.com

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